October 14, 2010

Via EDGAR (Correspondence) and Courier

Mr. H. Christopher Owings
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
U.S.A.

Re:	Empresa Nacional de Electricidad S.A.
Form 20-F Annual Report for the fiscal year ended December 31, 2009
Filed June 11, 2010
File No. 001-13240

Dear Mr. Owings:

By letter dated September 1, 2009, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (“Form 20-F”).  In response to your comments and on behalf of the Company, we have provided responses to those comments and supplemental information as indicated below.  The text set forth in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F Annual Report for the year ended December 31, 2009

Item 4. Information on the Company, page 17

Recent Developments, page 18

SEC Comments

1.              We note that the earthquake that Chile experienced on February 27, 2010 caused some delay in the construction of Bocamina II.  Please disclose the amount of delay that you will experience in the construction of this project, the amount of damage to the facility and your expected losses, if any, due to this damage.

Response

Please see “Item 4. Information on the Company —A. History and development of the company —Recent developments” of Form 20-F/A. This section has been revised to include information regarding the delay we will experience in construction of Bocamina II, the amount of damage to the facility and our expected losses due to the damage.

B. Business Overview, page 21

SEC Comments

2.              We note that you described the principal markets in which you compete and for each of these markets you disclose, among other information, your physical sales to your customer segments expressed in GWh.  However, we could not locate in this section a breakdown of your total revenues by category of activity and geographic market for each of the last three financial years. Please provide a cross-reference to the information you provide in your financial statements footnotes and present this information for each of the last three financial years or tell us why you are not required to do so.  Please see Item 4.B.2 of Form 20-F.

Response

The information related to our total revenues by category of activity and geographical market was disclosed in Item 5. Operating and Financial Review and Prospects— A. Operating Results” on page 67 and note 31 on F-90 to our Consolidated Financial Statements.  Please see Item 4. Information on the Company —B. Business overview” of Form 20-F/A, which has been revised to include a breakdown of our revenues by category of activity and geographical market and a cross-reference to the information in the financial statements.

We understand that as first time adopters of IFRS as issued by IASB, in accordance with SEC Release #33-8779 (Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with IFRS without reconciliation to U.S GAAP), we are permitted to present the financial statements for the two most recent fiscal years.  Therefore, the amended disclosure does not include financial information, including information regarding breakdown of revenues by category of activity and geographic market, for 2007.

Additionally we have revised Item 4.D. Property, plants and equipment in Form 20-F/A, disclosing information related to the projects under development, including an estimate of the amount of expenditures, the amount of expenditures already paid, a description of financing and an estimated completion date.

Item 5. Operating and Financial Review and Prospects, page 70

B. Liquidity and Capital Resources, page 80

SEC Comments

3.              We note you have provided a discussion focusing on your liquidity and capital resources from a financial perspective as opposed to accounting perspective.  We further note for the purpose of financial covenant certifications you rely on accounting information.  Please revise or explain to us why management believes the presentation provides useful information for investors and how your discussion and reconciliation of initial cash to final cash on page 82 complies with Item 5 and related instructions, which requires a discussion focused on the primary financial statements.  In this regard, for example, we also note final cash does not equal the ending balance of cash and cash equivalents as presented on page F-12 and the items discussed do not readily correlate to the line items included in your consolidated statements of cash flows in Chilean pesos.

4.              Please tell us what consideration was given to providing the financial perspective presentation as a supplement to a discussion focused on your consolidated statements of cash flows reconciling amounts included in your presentation of sources and uses of cash on page 82 to the most comparable GAAP measures as set forth in Item 10(e) of Regulation S-K.

Response

Please see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and capital resources” of Form 20-F/A.  This section has been revised to disclose the following:

•                 An explanation of why Endesa Chile’s management believes that the presentation from a financial perspective as opposed to an accounting perspective provides useful information to investors.

•                 The Consolidated Cash Flow using an accounting perspective, in accordance with the Cash Flow presented on page F-12 and in compliance with the instructions to Item 5, which require a discussion focused on the primary financial statements.

•                 A reconciliation of final cash between an accounting perspective and a financial perspective.

Additionally, we have further disclosure for Item 5.F. Tabular disclosure of contractual obligations in Form 20-F/A. This section has been revised to include enhanced disclosure relating to the types of operating and maintenance contracts and other services included in the referenced purchase obligations.

Item 6. Directors, Senior Management and Employees, page 90.

SEC Comments

5.              We note that as of April 22, 2010 that Messrs. Jaime Bauza B., Vittorio Corbo L. and Felipe Lamarca C. replaced three directors who were on your Board of Directors at December 31, 2009.  Please provide the disclosures required under Item 6A of Form 20-F for these individuals or advise us why you are not required to do so.  Please refer to Item 6A of Form 20-F and General Instruction C(b) of Form 20-F.

Response

Please see “Item 6. Directors, Senior Management and Employees —A. Directors and senior management” of Form 20-F/A. This section has been revised to provide information required under Item 6.A for Messrs. Jaime Bauza B., Vittorio Corbo L. and Felipe Lamarca C.

Additionally, we have revised Item 6.B. Compensation in Form 20-F/A, including further information regarding pension, retirement or similar benefits for our executive officers.

Item 7. Major Shareholders and Related Party Transactions, page 100

SEC Comments

6.              Please disclose whether your major shareholder, Enersis, has different voting rights than other shareholders and, if not, please state affirmatively that they do not have any different voting rights.  Please refer to Item 7A.1.(c) of Form 20-F.

Response:

Our major shareholder, Enersis, has no different voting rights than the other Endesa Chile shareholders.

Please see “Item 7. Major Shareholders and Related Party Transactions —A. Major shareholders” of Form 20-F/A, which includes the aforementioned statement regarding disclosure that our major shareholder has no different voting rights than other shareholders.

Additionally, in this Item we have included more information regarding the number of record holders in the United States and the portion of our common stock held in the United States.

Item 10C. Material Contracts, page 112

SEC Comments

7.              You indicated that you did not have any material contracts that were required to be disclosed under Item 10C of Form 20-F.  However, we note that in December 2009 you signed a 3-year bilateral loan for $95 million.  Please provide the disclosures requested under Item 10C of Form 20-F for this contract and any other material contracts or tell us why you are not required to do so.  Also, please confirm to us that you will file as exhibits any contracts described under paragraph four of the “Instructions as to Exhibits” for Form 20-F in your next annual statement, if applicable.

Response

We respectfully submit that the Company has no “material contracts,” as defined under Item 10.C of Form 20-F.  The eight bilateral contracts signed in December 2009 for an aggregate amount of $95 million are revolving facilities intended to be used for working capital “in the ordinary course of business” and are therefore exempted from being attached as Exhibits.  Furthermore, these facilities have never been drawn, and even if they were fully drawn, in the aggregate they would be “immaterial in amount of significance” in light of the Company’s total outstanding indebtedness, as explained in Paragraph 4.(b) of the “Instructions as to Exhibits” for Form 20-F.

If, in the future, any of our contracts should qualify as a “material contract” that is required to be filed pursuant to Item 10.C of Form 20-F, or as further described under Paragraph 4 of the “Instructions to the Exhibits,” we confirm that we will file such contracts as Exhibits.

Item 15.  Controls and Procedures

We have added a statement regarding the effectiveness of the design of our controls and procedures.

Item 18.  Financial Statements.

Report of Independent Registered Public Accounting Firm, Page F-1

SEC Comments

8.              We note your independent registered accountant’s report does not include an opinion on whether the financial statements comply with IFRS as issued by IASB.  Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or a reconciliation from IFRS to US GAAP.  Refer to Item 17(c) of Form 20-F.

Response

Please see the Report of Independent Registered Accounting Firm in the Form 20-F/A, which now includes an opinion that the financial statements comply with IFRS as issued by the IASB.

Consolidated Statements of Cash Flows, page F-11

SEC Comments

9.              We note you have included a reconciliation of net income to operating income. Please revise your presentation to reflect cash generated from operations and net cash flows from operating activities consistent with IAS 7.  Please refer to the indirect method example under paragraph three of Appendix A of IAS 7.

Response

We respectfully disagree with the position expressed by the Staff.  We believe that the way our “Net Cash Flows Provided by (used in) Operating Activities” is presented, in all material aspects, complies with the information requirements defined as per IAS 7, “Statement of Cash Flow”.

Furthermore, Endesa Chile’s financial statements, including its consolidated statements of cash flows, have been prepared based on the XBRL taxonomy for IFRS for 2006, prepared by IFRS Foundation, with advice from IASB.

SEC Comments

10.       The line item entitled “[s]hare of the (profit) loss of associates…” states the amounts reflected are net of cash distributions received.  Please refer to paragraph 31 of IAS 7, which indicates dividends received should be presented on a gross basis.  While it appears the actual profit of your associates is presented gross based on your disclosure in Note 11 on page 45, it is not clear if the dividends paid have also been presented separately.  Please reconcile the amount of dividends received from your associates on page F-45 to gross amounts presented in your consolidated statements of cash flows.

Response

Please see Consolidated Statements of Cash Flows in the Form 20-F/A.

We have amended the title of the item mentioned by deleting “net of cash distributions received”.  It now reads as follows: “Share of the (profit) loss of associates accounts for using the equity method”. Furthermore, we have amended the table included in Note 11.1 a) by changing “dividends received” to “dividends declared”.

Regarding the reconciliation of the amount of dividends declared from associate companies as shown on page F-45 and gross amounts received presented in the Consolidated Statement of Cash Flows, we note that the differences arise from the different exchange rates used for each accounting record.  In the investment in associates, we use the exchange rate prevailing at the time of declaring the dividend, and  for cash flow purposes, we use the exchange rate prevailing on the date the dividend is received.

SEC Comments

11.               The line entitled “Other investment disbursements” comprises a significant portion of your net cash flows used in investing activities.  Please revise to segregate the material components currently aggregated.  Further, please advise us or revise to separately disclose your acquisition of the additional ownership interests in Edegel as disclosed in Note 22.2.  Please refer to paragraph 39 to 42B of IAS 7.

Response

Please see Consolidated Statements of Cash Flows in the Form 20-F/A. We have segregated the amount of the acquisition of additional ownership interest in Edegel.

Note 2. Basis of Presentation of the Consolidated Financial Statements, page F-17

2.5 Basis of consolidation and business combinations, page F-19.

SEC Comments

12.               Please clarify for us and your disclosures in plain English the meaning of “global integration method.”  Please confirm that the “global integration method” used to consolidate your subsidiaries is consistent with and complies with IAS 27.

Response

Please see Note 2.5 of the Financial Statements in the Form 20-F/A.  This note has been revised by replacing “global integration method” with clearer language.  Further, other references to “global integration method” have been modified in the rest of the Form-20F/A.  We confirm that the consolidation process is conducted in compliance with IAS 27.

Note 11. Investments in Associated Accounted for using the equity method…, page F-45

SEC Comments

13.               Please advise us or revise to disclose the nature and extent of any significant restrictions on the ability of your associates to transfer funds to you.  We note your disclosure on page F-82 indicating restrictions exist on the transfer of funds; please clarify in your disclosure the extent to which these restrictions impose on your associates’ ability to transfer funds. Please refer to paragraph 37(f) of IAS 28 and paragraphs 48 and 49 of IAS 7.

Response

Please see Note 11.1 d) of the Financial Statements in the Form 20-F/A. This note has been revised to disclose the nature and extent of significant restrictions on the ability of our associates to transfer funds to us.

Additionally, regarding the disclosure requirement established in paragraphs 48 and 49 of IAS 7, we confirm that there are no restrictions as to the disposal of significant amounts of cash and cash equivalent. Please see note 5 a) in the Financial Statements incorporated in the Form 20-F/A.

Note 13. Property, Plant and Equipment, page F-51

SEC Comments

14.               Please revise to disclose the useful lives or depreciation rates used for each class of property, plant and equipment.  We note your disclosure of long lived assets’ useful lives on page F-22 based on a different but broader functional groupings. Please refer to paragraph 73 of IAS 16.

Response

Please see Note 3 a) of the Financial Statements in the Form 20-F/A. This note has been revised to disclose the useful lives used for each class of property, plant and equipment.

Note 36. Adoption of International Financial Reporting Standards, page F-94

SEC Comments

15.               We note on your disclosure that you adopted January 1, 2004 as the date of transition to IFRS.  We also note January 1, 2008 is the beginning of the earliest period for which you have presented full comparative information under IFRS and you have provided an opening IFRS statement of financial position as of January 1, 2008.  Please revise to clarify your date of transition to IFRS. Please refer to paragraph six and Appendix A of IFRS 1.

Response

Please see Note 36 to the Financial Statements in the Form 20-F/A. This note has been revised in order to improve the explanation of the IFRS adoption process made by Endesa Chile.

SEC Comments

16.       You disclose IFRS3 was not applied retrospectively to business combinations that occurred before January 1, 2004 based on the exemption allowed under IFRS 1.  If you elected to restate business combinations occurring from January 1, 2004 to your apparent transition to IFRS on January 1, 2008 pursuant to paragraph C1 of IFRS 1, please revise your disclosure to clarify this fact stating also whether you have applied IAS 27 from January 1, 2004 or explain to us the basis of your presentation.

Response

We have applied the exemption allowed by IFRS 1 and we have not retrospectively applied IFRS 3 (2003) for business combinations prior to January 1, 2004. Starting in 2010, we have begun to jointly apply IFRS 3 (2008) and IAS 27 (2008).

We have amended Note 36 “Adoption of International Financial Reporting Standards,” in order to improve the explanation of the IFRS adoption process made by Endesa Chile.  Please see also our response to comment 15.

SEC Comments

17.               Please revise to clarify your application of the exemption for cumulative translation differences.  We note the opening translation reserve balance of ThCh$84,113,627 at January 1, 2008.  In this regard, if you elected to recognize all translation differences that existed at the date of transition to IFRS, please explain to us why the beginning translation reserve is not reset to zero. Please refer to Appendix D, paragraphs D12 and D13 of IFRS 1.

Response

Accumulated foreign currency translations are considered as zero as of January 1, 2004, as a consequence of applying the exemption allowed by IFRS 1.  The foreign currency translations accumulated from January 1, 2004 to December 31, 2007, were determined according to IAS 21, and they are presented as opening translation reserve balance as of January 1, 2008.

We have amended Note 36 “Adoption of International Financial Reporting Standards,” in order to improve the explanation of the IFRS adoption process made by Endesa Chile.  Please also see our response to comment 15.